Exhibit 99.1

May 3, 2024

Indivior PLC (the 'Company')

Publication of Circular and Notice of General Meeting

On April 25, 2024, the Board of Directors of the Company confirmed its intention, following extensive consultation with shareholders, to seek shareholder approval in May 2024 to effect a primary listing in the U.S., while maintaining a secondary listing in the U.K.. In order to effect a primary listing in the U.S., shareholder approval is being sought to transfer the Company's listing category on the Official List of the U.K. Financial Conduct Authority ("FCA") from a Premium Listing (commercial company) to a Standard Listing (shares) (the "Proposed Transfer").

Further to that announcement, the Company has today posted or made available to shareholders a circular (the "Circular") incorporating a notice of general meeting (the "General Meeting") regarding the Proposed Transfer.

Copies of the following documents have been submitted to the FCA and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

− Circular incorporating the notice of General Meeting; and
− Form of Proxy for the General Meeting.

The Circular incorporating the notice of General Meeting can also be viewed on the Company's website at www.indivior.com/en/investors/shareholder-information and will be available for inspection at the place of the General Meeting for at least 15 minutes before and during the General Meeting.

The General Meeting will be held on Thursday, May 23, 2024, at 12.00 p.m. (U.K. time) at the offices of Freshfields Bruckhaus Deringer LLP, 100 Bishopsgate, London EC2P 2SR.

The expected timetable for the General Meeting and the Proposed Transfer is set out below. All times shown in this timetable are U.K. time.

Event	Expected time/date
Record date for DTC beneficial owners to be eligible to vote	Friday, May 10, 2024
Latest time and date for receipt of Forms of Direction(U.K. CSN holders)	12.00p.m. on Friday, May 17, 2024
Record date for CSN holders to be eligible to vote	6.00p.m. onFriday, May 17, 2024
Record date for U.K. Depositary Interest holders to be eligible to vote	6.00p.m. on Friday, May 17, 2024
Latest time and date for receipt of Forms of Instruction(U.K. Depositary Interest holders)	12.00p.m. on Monday, May 20, 2024
Latest time and date for receipt of Forms of Proxy(direct shareholders)	12.00p.m. onTuesday, May 21, 2024
Record date for direct shareholders to attend and voteat the General Meeting	12.00p.m. on Tuesday, May 21, 2024
General Meeting	12.00p.m. on Thursday, May 23, 2024
Proposed Transfer becomes effective and trading of Indivior Shares commences as a Standard Listing company	8.00a.m. onThursday, June 27, 2024

All dates are based on Indivior's current expectations and may be subject to change. If any of the times or dates change, Indivior will give notice of the change by issuing an announcement through a Regulatory Information Service.

Capitalised terms used but not otherwise defined in this announcement have the same meaning given to them in the Circular.

Key Contacts:
Jason Thompson
VP, Investor Relations
+1 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
+1 804-263-3978 or timothy.owens@indivior.com

Kathryn Hudson
Company Secretary
+44 (0)1753 423940 or kathryn.hudson@indivior.com

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/ company/indivior.